Exhibit 99.57

Aurinia Pharmaceuticals Inc.

NEWS RELEASE

Aurinia Appoints Accomplished Biotech and Pharma Industry

Veteran, Stephen W. Zaruby, as President & CEO

Victoria, BC, November 6, 2013—Aurinia Pharmaceuticals Inc. (TSX-V:AUP) (“Aurinia” or the “Company”) today announced the appointment of Stephen W. Zaruby as the Company’s President and Chief Executive Officer.

Mr. Zaruby has an accomplished history of strategic operations, sales and marketing, research and development, and general management success in the global biotechnology and pharmaceutical industries. Previously, he was President of Seattle-based ZymoGenetics Inc., which was acquired by Bristol-Myers Squibb for US$885 million in 2010. Mr. Zaruby joined ZymoGenetics from Bayer. There, his 20 years of progressive leadership experience included executive roles managing Bayer’s domestic and international anti-infectives, quinolone and hospital/surgical business franchises.

“I am very pleased to have recruited an executive of Stephen’s caliber to this key position with the Company,” commented Aurinia’s Executive Chairman, Dr. Richard Glickman. “Stephen is a seasoned leader with a strong track record of delivering strategic direction and operational excellence to both established and emerging life sciences companies. He is exceptionally qualified to help us build our voclosporin franchise and sharpen our execution.”

Mr. Zaruby said, “Aurinia is well positioned to bring voclosporin forward as an important new treatment for lupus nephritis. I am incredibly energized by this opportunity and look forward to contributing to the new Company’s success.”

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. Its lead drug, voclosporin, is a novel calcineurin inhibitor. Many members of Aurinia’s current leadership team are former senior managers of Aspreva Pharmaceuticals (“Aspreva”), which Galenica acquired for C$915 million in 2008. While at Aspreva, this management team executed one of the largest and most important lupus nephritis studies ever conducted, called the Aspreva Lupus Management Study (“ALMS”), which resulted in the emergence of mycophenolate mofetil as a new standard treatment for patients suffering from this devastating and potentially fatal disease. Aurinia holds global rights to all indications for voclosporin and has development and commercialization partners in Canada, Israel, South Africa and Greater China. Aurinia also has a development and commercialization partner for ophthalmologic indications. In addition, Aurinia holds certain rights to exploit the ALMS database. More information is available at www.auriniapharma.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Investor & Media Contact:

Stephen Kilmer

647-872-4849

stephen@kilmerlucas.com